October 22, 2024

Anshooman Aga
Chief Financial Officer
Vontier Corp
5438 Wade Park Boulevard
Suite 600
Raleigh, NC 27607

       Re: Vontier Corp
           Form 10-K filed February 15, 2024
           Form 8-K filed August 1, 2024
           File No. 001-39483
Dear Anshooman Aga:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Managment's Discussion and Analysis
Comparison of Results of Operations, page 27

1. We note that in your discussion of consolidated cost of sales, consolidated operating costs and other expenses, each segment's operating profit and corporate & other unallocated costs you describe multiple factors that impacted results in the reported periods, however, you provide no quantification of the impact of each factor. Where a material change is attributed to two or more factors, including any offsetting factors, please include a quantified discussion of each factor and avoid using terms such as
       "primarily" in favor of specific quantification.
Operating Profit, page 29

2. We note your presentation of segment operating profit which is the total of all your segment's operating profit. Please note the presentation of a total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the
 October 22, 2024
Page 2

       financial statement footnotes is considered a presentation of a non-GAAP measure.
       Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to
       Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations. Address this comment as it relates to similar presentations in your earnings releases.
3. Please disclose the methodology for determining the capital charge assessed to the
       Repairs Solutions segment.
Financial Statements
Note 16. Segment Information, page 75

4. We note that the corporate & other unallocated costs are material. Please tell us supplementally and expand your disclosures to quantify the material components included in this line item for each period presented. To the extent material, ensure you also expand your disclosures to identify and quantify the nature of other costs
       not indicative of the segment   s core operating performance.    Refer
to ASC 280-10-
       50-31.
Item 2.02 Form 8-K filed August 1, 2024
Exhibit 99, page 1

5. Please tell us supplementally and revise your disclosures to describe and quantify the specific nature of the costs included Corporate & Other Unallocated Costs as required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.05 of the Division of
       Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures. Provide us this information as it relates to your press release announcing financial results for the quarter and year ended December 31, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services